Canbras Communications Corp.

Interim Report to Shareholders
Second Quarter 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim management's discussion and analysis of financial condition and results of operations (interim "MD&A") for Canbras Communications Corp. (the "Corporation" or "Canbras") for the second quarter ended June 30, 2005 should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for such period including related notes thereto. The unaudited interim financial statements, as well as the information in this MD&A, are prepared in accordance with Canadian generally accepted accounting principles and reported in Canadian dollars. Information contained in this interim MD&A includes all material developments up to August 11, 2005 the date as of which the unaudited interim consolidated financial statements were approved for release by the Board of Directors.

Following the receipt, at the special shareholders' meeting held on December 17, 2003, of the requisite approvals in respect of the sale of all of the Corporation's operations (the "Horizon Sale") and the wind-up and dissolution of the Corporation, Canbras ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process, consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

As a result of the Horizon Sale and the Corporation's intention of distributing its net assets to its shareholders and winding up, this MD&A does not provide a detailed analysis of the results of operations for the three months ended June 30, 2005 compared to the previous year. Instead, this MD&A focuses on an analysis of Canbras' balance sheet at June 30, 2005 and develops it into a statement of estimated future net assets at June 30, 2006, the earliest date by which Canbras believes it will be able to make a final distribution to shareholders (see Risk Factors – "Timing of Distributions to Shareholders").

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and

uncertainties, including the risk factors described below under "Risk Factors". These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

FUTURE DISTRIBUTIONS TO SHAREHOLDERS

As more fully described below under "Statement of Estimated Future Net Assets", and assuming the satisfactory resolution of all remaining liabilities of the Corporation by June 30, 2006 (including those described in Note 8 to the unaudited interim consolidated financial statements of the Corporation for the second quarter of 2005), the Corporation expects to make two additional distributions to shareholders totalling approximately $0.28 per share ($15.5 million in aggregate) following receipt by the Corporation of updated tax certificates. The first of the two distributions is expected to be in the amount of $0.18 per share and to take place before the end of 2005.

SALE OF ALL OF THE CORPORATION'S OPERATIONS AND SETTLEMENT OF RELATED CLAIMS AGAINST THE CORPORATION

On October 8, 2003, the Corporation announced that it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon in December 2003.

Pursuant to the agreement entered into in October 2003 with Horizon (the "SPA"), Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participações Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda., (the "Horizon Sale").

Canbras received gross proceeds of $32.6 million comprised of $22.168 million in cash and a one-year promissory note in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). At December 31, 2003, the Note and accrued interest were recorded at their fair value of $10.452 million. The Note was issued by CPAR and guaranteed by Horizon. The SPA contained certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation was responsible for indemnifying Horizon for damages, if any, which were suffered by Horizon if any of the representations and warranties proved, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003. Under the SPA, the Corporation's indemnification obligations were limited to the balance due under the Note and any indemnification obligations of the Corporation were to be satisfied by a reduction in the amounts due to the Corporation under the Note.

As more fully described in Note 4 to the unaudited interim consolidated financial statements, on July 21, 2005, the Corporation received $9.5 million in cash from Horizon in exchange for the cancellation of the Note and final settlement of all present and future indemnification claims of Horizon in connection with the Sale Transaction (the "Horizon Settlement"). Accordingly, because the amount at which the Note was settled was known prior to the date the financial statements were released, it was determined that it was appropriate to record the Note at the settled amount of $9.5 million as of June 30, 2005. As a result, a net loss of $739 thousand was recorded in the second quarter of 2005 which loss is net of certain liabilities related to the Sale Transaction that were included on the March 31, 2005 balance sheet in the amount of $678 thousand which are no longer required. Furthermore, as a result of the negotiations that were ongoing during the second quarter of 2005 relating to the settlement of the Note, Canbras determined that it would not record interest on the Note during that period.

STATEMENT OF ESTIMATED FUTURE NET ASSETS

The following table provides an estimate of future net assets at June 30, 2006, the earliest date by which Canbras believes it will be able to make a final distribution to shareholders. The only difference between the unaudited interim consolidated balance sheet at June 30, 2005, and the statement of estimated future net assets is the inclusion of estimated future net costs to wind-up and liquidate the Corporation of $841 thousand until June 30, 2006 (before distributions to shareholders).

The June 30, 2006 distribution date assumes that the Corporation receives final tax clearance certificates in the second quarter of 2006 and that all remaining contingencies are resolved by the first half of 2006 (see Note 8 to the unaudited interim consolidated financial statements).

STATEMENT OF ESTIMATED FUTURE NET ASSETS
AT JUNE 30, 2006
(thousands of Canadian dollars)

Assets as at June 30, 2005	
Cash and cash equivalents	$ 7,086
Note receivable	9,500
Prepaid expense and other	28
Total assets	16,614
Liabilities at June 30, 2005	
Accounts payable and accrued liabilities	240
Total liabilities	240
Net assets at June 30, 2005	16,374
Item affecting the estimated future net assets to June 30, 2006:	
Estimated future net costs for wind-up to June 30, 2006	841
Estimated future net assets at June 30, 2006 before distribution to shareholders	$ 15,533

Estimated total proceeds to be distributed to shareholders of $15.5 million reflect Canbras' net assets as at June 30, 2005 of $16.4 million less estimated net costs of wind-up of $841 thousand and assume no unforeseen claims against the Corporation will arise. Accounts payable and accrued liabilities of $240 thousand at June 30, 2005 represent principally amounts in relation to legal, auditor and other professional advisors. Excess cash held by the Corporation pending shareholder distributions is being invested in high grade money market instruments.

Estimated future net assets at June 30, 2006 of $15.5 million have declined by $1,321 thousand from the estimate of future net assets at June 30, 2007 made on May 24, 2005 in connection with the Corporation's 2005 first quarter financial results due to the Horizon Settlement, the assumption that an interim distribution to shareholders of approximately $10 million will be made in the second half of 2005 and the earlier than previously foreseen final distribution date.

RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2005

As at June 30, 2005, Canbras' shareholders' equity was $16,374 thousand down from $17,199 thousand at March 31, 2005. This decrease reflects the net loss of $825 thousand for the second quarter of 2005 comprised principally of the net loss on the Note as well as administrative expenses which were partially offset by interest income.

Canbras' cash and cash equivalents as at June 30, 2005 were $7,086 thousand down from $7,179 thousand at March 31, 2005. The decline was due principally to the payment in cash of administrative expenses of $133 thousand and partially offset by interest income received in cash. Cash and cash equivalents held by the Corporation pending shareholder distributions are being invested in high-grade money market instruments.

The carrying value of the Note at June 30, 2005, was $9,500 thousand reflecting the July 21, 2005 Horizon Settlement.

Accrued liabilities were $240 thousand at June 30, 2005, compared to $933 thousand at March 31, 2005. The decrease is mainly due to the reversal of the $678 thousand accrual associated with the Sale Transaction that is no longer required.

Net loss for the second quarter of 2005, was $825 thousand. The net loss on the Note was $739 thousand; corporate overhead costs of $133 thousand for the period were comprised mainly of professional fees of $81 thousand, as well as office costs and other administrative expenses of $52 thousand. During the second quarter of 2005, the Corporation recorded interest income of $45 thousand on its cash and cash equivalents and temporary investments.

At June 30, 2005, no amounts were held in temporary investments compared to $ 6,999 thousand at December 31, 2004. This reduction is attributable to a shortening of the maturity profile for the Corporation's investment portfolio resulting in $7,086 thousand being held in the form of cash and cash equivalents at the end of the second quarter.

STATED CAPITAL

An unlimited number of common shares are authorized. All authorized classes of shares are without nominal or par value.

	Number of Shares	Stated Capital
Balance as at December 31, 2004	55,098,071	$266,112,000
Balance as at June 30, 2005	55,098,071	$ 266,112,000

At June 30, 2005, 520,300 stock options were outstanding, all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 1.5 to 3.5 years.

RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts available for distribution to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers
During the second quarter of 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses expected to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former subsidiaries operating in Brazil in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings; however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation agreed to meet its indemnification obligations and is paying the legal fees and related expenses in connection with the monitoring of these legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

During the fourth quarter of 2004, a former employee commenced legal proceedings against the Corporation and certain of its affiliates relative to an alleged promise of employment with its affiliates following termination of employment with the Corporation. The Corporation has included a provision in the consolidated financial statements for the estimated amount of its potential liability for this claim. With the exception of such provisional amount, the Corporation believes the claim is without merit and will defend its position vigorously. However, there can be no assurance that such provision is sufficient to cover the Corporation's ultimate liability for such claim.

In addition, there can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that other claims will not be asserted or that legal proceedings will not be commenced against the Corporation or any of its current or former directors or officers. The Corporation's on-going indemnification obligations, and/or any other claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation
The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the resolution of the existing contingencies described above as well as unknown claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest (see Note 8 to the unaudited interim consolidated financial statements). The Corporation's management currently estimates that the earliest date on which the winding up and liquidation of the Corporation can be concluded is June 30, 2006. However, in light of the uncertainties and other factors discussed above, the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Estimated Future Net Assets at June 30, 2006 in this MD&A, represent the current estimates of management of the Corporation and are based upon an assumed winding up and liquidation date of June 30, 2006. Such costs of wind-up and liquidation as set forth in the Statement of Estimated Future Net Assets at June 30, 2006 in this MD&A exclude any amounts that may be incurred in respect of unforeseen claims that may be asserted by third parties. Therefore, the cost of winding up and liquidating the Corporation may exceed such estimated amounts, and such increased costs may be material. To the extent that the Corporation is delayed in the timing of final distributions to shareholders, it will continue to incur operating costs and earn interest income beyond June 30, 2006. It is currently estimated that overhead expenses would amount to approximately $200 thousand to $250 thousand per quarter, excluding amounts associated with the unforeseen claims that may be asserted by third parties. Interest income on the Corporation's cash and cash equivalents and temporary investments are not expected to be sufficient to cover all such expenses.

Timing of Distributions to Shareholders
The timing of the final distribution (in one or more instalments) is anticipated to be no earlier than June 30, 2006 after: the favorable resolution of all remaining contingencies (see Note 8 to the unaudited interim consolidated financial statements); and the receipt by the Corporation of up-dated tax clearance certificates. As there is no certainty that: all remaining contingencies will be favorably resolved by such

date; and up-dated tax clearance certificates will be received by such date, there can be no assurance that a final distribution will be made by June 30, 2006.

Amount of Distributions to Shareholders
In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced as a result of reductions in interest income due to decreased interest rates.

Cash and Cash Equivalents and Temporary Investments
At June 30, 2005, the Corporation had approximately $7,086 thousand of cash and cash equivalents. Some of the funds will be used to pay expected future costs of operations pending the final winding up and liquidation of the Corporation prior to making final distributions to shareholders, as well as accounts payable, costs associated with contesting and/or defending and/or settling unforeseen claims that may be asserted by third parties and the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond one year. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

Monetization of Tax Losses
As at December 31, 2004, the Corporation reported Canadian non-capital losses carried forward of approximately $31.4 million and capital losses carried forward of approximately $212.2 million, the benefit of which has not been recognized in the consolidated financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize all of its losses carried forward except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used, in certain circumstances, through a loss utilization transaction with a related party or with an unrelated party. Canbras believes that it will not be able to utilize its non-capital losses in a transaction with a related party. Canbras' capital losses can only be realized by means of a transaction with a related party and Canbras does not believe it can realize any benefit from its capital losses.

While Canbras is exploring all avenues to monetize its non-capital losses in order to create additional value for Canbras' shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

Canbras Communications Corp
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	Unaudited As at June 30 2005	As at December 31 2004
Assets		
Current assets		
Cash and cash equivalents	$ **7,086**	$ 268
Temporary investments (note 3)	**-**	6,999
Note and accrued interest receivable (note 4)	**9,500**	10,678
Prepaid expenses and other	**28**	82
	$ **16,614**	$ 18,027
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	$ **240**	$ 803
Shareholders' equity		
Capital stock (note 5)	**266,112**	266,112
Contributed surplus	**61**	61
Deficit	**(249,799)**	(248,949)
	16,374	17,224
	$ **16,614**	$ 18,027

Sale of operations (notes 1 and 4)

Commitments and contingencies (note 8)

Canbras Communications Corp
Consolidated Interim Statements of Operations (Unaudited)
(in thousands of Canadian dollars, except per share amounts

	Three Months ended June 30,		Six Months ended June 30,	
	2005	2004	2005	2004
Legal, auditor and other professional fees	$ (81)	$ (219)	$ (340)	$ (248)
Office and administrative expenses	(52)	(212)	(100)	(417)
Interest income	45	352	327	717
Foreign exchange and other	2	(1)	2	(30)
Loss on settlement of note receivable (note 4)	(739)	-	(739)	-
Net (loss) earnings	$ (825)	$ (80)	$ (850)	$ 22
(Loss) earnings per share – basic and diluted (note 5)	$ (0.01)	$ -	$ (0.01)	$ -
Weighted average number of shares outstanding (note 5)	55,098,071	55,098,071	55,098,071	55,098,071

Canbras Communications Corp
Consolidated Interim Statements of Deficit (Unaudited)
(in thousands of Canadian dollars)

	Three Months ended June 30,		Six Months ended June 30,	
	2005	2004	2005	2004
Deficit, beginning of period, as previously reported	$ (248,974)	$ (248,327)	$ (248,949)	$ (248,372)
Cumulative effect on prior years of change in accounting policy for stock-based compensation	-	-	-	(57)
Deficit, beginning of period, as restated	(248,974)	(248,327)	(248,949)	(248,429)
Net (loss) earnings for the period	(825)	(80)	(850)	22
Deficit, end of period	$ (249,799)	$ (248,407)	$ (249,799)	$ (248,407)

Canbras Communications Corp
Consolidated Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three Months ended June 30,		Six Months ended June 30,	
	2005	2004	**2005**	2004
Cash (used for) provided by operating activities				
Net earnings (loss)	**$ (825)**	$ (80)	**$ (850)**	$ 22
Items not affecting cash				
Foreign exchange and other	**-**	(7)	**-**	18
	(825)	(87)	**(850)**	40
Changes in non-cash working capital items (note 6)	**732**	(46)	**669**	(2,298)
	(93)	(133)	**(181)**	(2,258)
Cash provided by investing activities				
Decrease in temporary investments	**-**	-	**6,999**	-
	-	-	**6,999**	-
Effect of exchange rate changes on cash and cash equivalents	**-**	8	**-**	(16)
Net increase (decrease) in cash and cash equivalents	**(93)**	(125)	**6,818**	(2,274)
Cash and cash equivalents, beginning of period	**7,179**	19,172	**268**	21,321
Cash and cash equivalents, end of period	**$ 7,086**	$ 19,047	**$ 7,086**	$ 19,047

(See note 6 for supplementary cash flow information)

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998. The indirect majority shareholder of Canbras is Bell Canada International Inc. ("BCI"). Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Sale Transaction"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Sale Transaction (see note 4). On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the Canada Business Corporations Act, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 as set out in the 2004 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2004 Annual Report of the Corporation.

2. Significant accounting policies

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, and contain all adjustments necessary for a fair presentation of the financial position as at June 30, 2005 and the results of operations and cash flows for the three and six months ended June 30, 2005 and 2004, respectively.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(a) Cash and cash equivalents

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

(b) Temporary investments

Temporary investments may consist of treasury bills, bankers' acceptances and commercial paper with an initial maturity date greater than three months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

(c) Financial Instruments

The Canadian Institute of Chartered Accountants ("CICA") recently issued revisions to section 3860 of the CICA Handbook, Financial instruments - Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.

These revisions came into effect on January 1, 2005. Because Canbras does not have any instruments with these characteristics, adopting this section on January 1, 2005 did not affect the unaudited interim consolidated financial statements of the Corporation.

For a complete description of the Corporation's significant accounting policies, refer to Canbras' consolidated financial statements for the year ended December 31, 2004.

3. Temporary Investments

As at June 30, 2005, the Corporation had no temporary investments outstanding.

4. Note receivable

Pursuant to the Sale Transaction, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participações Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary, Canbras TVA Cabo Ltda. Canbras received gross proceeds of $32,600,000, comprised of $22,168,000 in cash and a one year promissory note in the original principal amount of $10,432,000, bearing interest at 10% (the "Note") due December 19, 2004. The Note was issued by CPAR and guaranteed by Horizon, and the amount of the Note was subject to reduction in respect of indemnification obligations of the Corporation under the sale agreement entered into with Horizon (the "SPA").

As of December 20, 2004, the deadline for the filing of such claims, the Corporation had received written notices from Horizon asserting claims for indemnification under the SPA in an aggregate amount of R$58.1 million, or approximately $30.2 million at the June 30, 2005 exchange rate. The Horizon notices stated that it was reserving its rights to supplement, review, adjust and otherwise modify its claims in accordance with the SPA.

Under the terms of the SPA, the Corporation's indemnification obligations were limited to the balance of the purchase price due under the SPA, which balance was represented by the Note, plus accrued interest thereon at 10% per annum.

Based on analyses of the Horizon Claims as well as Canbras' analysis of Horizon's ability to pay the amounts that may come due under the Note, the Note and accrued interest thereon were recorded on Canbras' consolidated balance sheet at March 31, 2005 at a value of $10.9 million which was net of a provision for loss of $0.8 million recorded during the fourth quarter of 2004. On July 21, 2005, the Corporation announced that it received $9.5 million in cash in exchange for the cancellation of the Note and final settlement of all present or future indemnification claims of Horizon in connection with the Sale Transaction (the "Horizon Settlement"). Accordingly, because the amount at which the Note was settled was known prior to the date the financial statements were released, it was determined that it was appropriate to record the Note at the settled amount of $9.5 million as of June 30, 2005. As a result, a net loss of $739 thousand was recorded in the second quarter of 2005, which loss is net of certain liabilities related to the Sale

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4. Note receivable (cont'd)

Transaction that were included in the March 31, 2005 balance sheet in the amount of $678 thousand which are no longer required. Furthermore, as a result of the negotiations that were ongoing during the second quarter of 2005 relating to the settlement of the Note, Canbras determined that it would not record interest on the Note during that period.

5. Capital stock

Capital stock is comprised of the following:

(a) Authorized

An unlimited number of common shares

(b) Issued and outstanding

	Number	Amount
Balance at December 31, 2004	**55,098,071**	**$ 266,112**
Balance at June 30, 2005	**55,098,071**	**$ 266,112**

(c) Stock options

At June 30, 2005, 520,300 stock options were outstanding, all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 1.5 to 3.5 years. As a result of the consummation of the Horizon Sale in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation at and after January 1, 2004.

6. Supplemental cash flow information

	Three Months ended June 30,		Six Months ended June 30,	
	2005	2004	**2005**	2004
Changes in non-cash working capital items				
Note and accrued interest receivable	**$ 1,417**	$ (260)	**$ 1,178**	$ (519)
Prepaid expenses and other	**8**	185	**54**	277
Accounts payable and accrued liabilities	**(693)**	29	**(563)**	(2,056)
Source (use) of cash	**$ 732**	$ (46)	**$ 669**	$ (2,298)

7. Financial instruments

(a) Concentration of credit risk

The Corporation's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and temporary investments. Credit risk is minimized substantially by ensuring that these financial assets are invested in treasury bills, bankers' acceptances and

7. Financial instruments (cont'd)

commercial paper with investment grade credit ratings. In addition, dollar limits are established on a per investment basis.

(b) Fair value of financial instruments

The fair value of cash and cash equivalents, temporary investments and current liabilities approximates their carrying amount, given their relatively short-term to maturity.

8. Commitments and Contingencies

The Corporation has provided indemnification to its officers and directors, and former officers and directors, against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or other proceeding to which such individual may be made a party by reason of his association with the Corporation. The Corporation is obligated to indemnify such individuals to the extent that they acted honestly and in good faith with a view to the Corporation's best interest and had reasonable grounds for believing their conduct was lawful, all as permitted by the *Canada Business Corporations Act*. In addition, the Corporation has provided indemnification, on substantially the same terms and conditions, to certain persons who had served at the Corporation's request as directors or managers of certain of its former subsidiaries operating in Brazil. These indemnification obligations are not subject to any dollar limit. In May 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former Brazilian subsidiaries in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings, however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation is paying the legal fees and related expenses in connection with the monitoring of these Brazilian legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

During the fourth quarter of 2004, a former employee commenced legal proceedings against the Corporation and affiliates of the Corporation relative to an alleged promise of employment with its affiliates following termination of employment with the Corporation. The Corporation has included a provision in the consolidated financial statements for the estimated amount of its potential liability for this claim. With the exception of such provisional amount, the Corporation believes the claim is without merit and will defend its position vigorously. However, there can be no assurance that such provision is sufficient to cover the Corporation's ultimate liability for such claim.

9. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2005.